UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES

PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print) Biovest International, Inc.	(b) IRS IDENT. NO. 41-1412084	(c) S.E.C. FILE NO. 00-11480

1 (d) ADDRESS OF ISSUER	STREET 324 South Hyde Park Avenue, Suite 350	CITY Tampa	STATE FL	ZIP CODE 33606	(e) TELEPHONE NO.
					AREA CODE (813)	NUMBER 864-2554

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Valens Offshore SPV I, Ltd. (“Seller”)	(b) RELATIONSHIP TO ISSUER 10% Stockholder*	(c) ADDRESS STREET c/o Laurus Capital Management, LLC 420 Lexington Ave., Suite 2840	CITY New York	STATE NY	ZIP CODE 10170

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

SEC USE ONLY
3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Common stock, par value $0.01 per share	GP Nurmenkari 6 East 39th Street, Suite 1108 New York, NY 10016		714,050(1)	$364,165.50 at April 13, 2012	144,692,772 (Dec. 31, 2011)	Beginning April 18, 2012	OTCQB

INSTRUCTIONS:

1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d)	Issuer’s address, including zip code
	(e)	Issuer’s telephone number, including area code
2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
	(f)	Approximate date on which the securities are to be sold
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

Shares were issued upon effectiveness of Debtor’s (Issuer’s) First Amended Joint Plan of Reorganization (as modified by the First Modification to the First Amended Joint Plan of Reorganization, the “Plan”),

which was confirmed by order of the U.S. Bankruptcy Court for the Middle District of Florida, Tampa Division, on November 2, 2010 and became effective on November 11, 2010

			Issuer	7,320,877(2)		The shares were acquired pursuant to the Plan
Common Stock, par value $0.01 per share	11-17-10				11-17-10

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
NA

REMARKS:

*Seller may be deemed to be part of a group of entities that owns greater than 10% of the outstanding shares of the Issuer. The filing of this Form shall not be deemed an admission that Seller is the beneficial owner of any other equity securities described in this Form.

 (1) Sales by Seller, a Cayman Islands company, should be aggregated with the sales of 101,093 shares by Valens U.S. SPV I, LLC, a Delaware limited liability company (“Valens US”), 448,659 shares by PSource Structured Debt Ltd., a Guernsey company (“PSource”) and 183,125 shares by Laurus Master Fund Ltd. (In Liquidation), a Cayman Islands company (the "Fund") (together with Seller, the “Laurus Funds”), which may be deemed to be under common control. The Laurus Funds are filing separate Forms 144 for aggregate sales of up to 1,446,927 shares.

(2) Shares were issued upon effectiveness of Debtor’s (Issuer’s) First Amended Joint Plan of Reorganization (as modified by the First Modification to the First Amended Joint Plan of Reorganization, the “Plan”), which was confirmed by order of the U.S. Bankruptcy Court for the Middle District of Florida, Tampa Division, on November 2, 2010 and became effective on November 11, 2010. Upon effectiveness of the Plan, the Company issued a total of 14,834,782 shares of its common stock, par value $0.01 per share, to the Fund, PSource, Valens US, and Seller. The shares issued to the Laurus Funds consist of: (i) 4,599,927 shares issued to PSource; (ii) 1,036,468 shares issued to Valens US; (iii) 7,320,877 shares issued to Seller; and (iv) 1,877,510 shares issued to the Fund.

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

4 - 18 - 12	/s/ Lara Hrafnkelsdottir, COO/CCO
DATE OF NOTICE	(SIGNATURE)

By: Valens Capital Management, LLC
its investment manager and authorized signatory

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1	The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)